
11006346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

The Chunmela Company
(Exact name of issuer as specified in its charter)

SEC MAIL PROCESSING RECEIVED APR 07 2011 WASH, D.C. SECTION

New Jersey
(State or other jurisdiction of incorporation or organization)

224 Sussex Avenue Room 211, Newark, NJ 07103 Tel: 302 222-2413
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

William Cheun 224 Sussex Avenue Room 211, Newark, NJ 07103, Tel: 302 222-2413
(Name, address, including zip code, and telephone number, including area code, of agent for service)

334516
(Primary standard Industrial Classification Code Number)

45-0824368
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

111 (1) Statement.

. The Chunmela Company does not contact any underwriter. No compensation occured or paid.

(2) No engineering, management or similar report in the offering circular.

(3) No other information is requested.

Item 1. (d) no.

(e) This offering gives stocks to the following trustee members, employees, and relavant persons the stocks:

William Cheun 224 Sussex Avenue Room 211 Newark, NJ 07103	70% common stocks.
Pierre Terteweh 353 Paterson Plank Road Carlstadt, NJ 07072	15% Common Stocks
John Simon Charlotte, NC	5% common stocks
Zhen Fei Cheng 19 South Rockburn street York city, PA	5% common Stocks
Da shi Fu 353 Paterson Plank Road Carlstadt, NJ 07072	5% common Stocks
William Cheun 224 Sussex Avenue Room 211 Newark, NJ 07103	70% preferred Stocks
Bobby Perry 118 Hudson Street second Floor, Newark, NJ 07103	15% preferred stocks.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; William cheun 224 Sussex Avenue Room 211, Newark, NJ 07103.

(b) the issuer's officers; Bobby Perry 118 Hudson Street second Floor, Newark, NJ 07103

(c) the issuer's general partners; No.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(f) promoters of the issuer; William cheun. Bobby Perry

(g) affiliates of the issuer; No.

(h) counsel to the issuer with respect to the proposed offering; No.

(i) each underwriter with respect to the proposed offering; No.

(j) the underwriter's directors; No.

(k) the underwriter's officers; No.

(l) the underwriter's general partners; and No.

(m) counsel to the underwriter. No.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. No any person is disqualified.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. No any person is subject to these provisions.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. No any part involves the resale.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Chunmela Company registered on 03/18/2014. No earlier fiscal year.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. USA

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. USA. pay the rents, employee salaries.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: No unregistered securities.

Item 7.

(a) (3) No marketing arrangements are made for withholding commissions. In the distribution of this offering The Chunmela Company is responsible for the company actions. The underwriter or dealers are responsible for their actions.

Item 8.

William Cheun is the pending patent owner of "The 360° All Around Turn X-ray Diffractometer," and the owner of the pending patent "The Usage of Computer Monitor plate Record System in Analytical Instruments." He sighed contract withe The Chunmela Company. He is the chairman of Board of Trustee, the Director of Research, and the Associate Director of Operation of the Company. He is the principal stocks holder of the Company.

Part II

(1) the name of such issuer; No.

(2) the title and amount of securities issued; No.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; No.

(4) the names and identities of the persons to whom the securities were issued. No.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

No.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Regulation A, 17 CFR 230.251. Small amount offering, less than $5 million in 12 month.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No currently offering. No additional offering.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; No.

(2) To stabilize the market for any of the securities to be offered; No.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. No.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No.

PART II—OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVERPAGE

The Chunmela Company

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stocks and preferred stocks
Maximum number of securities offered: $230,000. 57,500 shares in total.
Minimum number of securities offered:
Price per security: $ 4.00
Total proceeds: If maximum sold: $ ~~24,840~~ 21,000. If minimum sold: $ No.
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [X] Yes [ ] No

If yes, what percent is commission of price to public? 30 %

Is there other compensation to selling agent(s)? [X] Yes [ ] No

Is there a finder's fee or similar payment to any person? [X] Yes [ ] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [ ] No (See Question No. 25)
The common stocks for trustee members, part preferred stocks for employees, or relavants, part preferred stocks go public.

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
Not applicable.		

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1. Exact corporate name: The Chunmela Company

   State and date of incorporation: NJ

   Street address of principal office: 224 Sussex Avenue Room 211, Newark, NJ 07103

   Company Telephone Number: 302 222-2413

   Fiscal year: 12 / 30
   (month) (day)

   Person(s) to contact at Company with respect to offering:
   William Cheun, Bobby Perry

   Telephone Number (if different from above): 862 236-9252

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) lack of cash flow.
(2) absence of operating history of the company.
(3)
(4)
(5)
(6)
(7)
(8)
(9)
(10)
(11)
(12)
(13)
(14)
(15)
(16)

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development,

3. With respect to the business of the Company and its properties

(a) The Chunmela Company has the exclusive rights to use, manufacture, and sell the pending patent "The 360° All Around Turn X-ray Diffractometer", and the pending patent "The Usage of Computer Monitor plate Record systems in Analytical Instruments." The 360° All Around Turn X-ray Diffractometer® is able to determine the crystal structures of single crystals, powders, macromolecules that is determined by small angle reflect X-rays, and liquid or melt state samples in one machine. The traditional single crystal X-ray diffractometer, powder X-ray diffractometer, small angle X-ray diffractometer analyze these samples in seperate machines. One kind of X-ray diffractometer analyze one kind of sample. Our pending patent The 360° All Around Turn X-ray Diffractometer is able to determine the samples qualitatively and quantitatively, even if the sample identity is not known. The data are directly calculated by computer. The Chunmela Company publish the books, periodicals that report the experiments in this company. One book is in preparation. In This book the author deduced formulas from fundamental X-ray reflection interference. Use these formulas we are able to determine the sample unit cell parameters accurately. We accept samples to determine the samples crystal structure and crystalline content for a service fee. The Chunmela Company Use, manufacture, and sell the pending patent "The Usage of computer Monitor plate Record Systems in Analytical Instruments." These instruments include: ultraviolet spectrometer, Infra light spectrometer, visible light spectrometer, and fluoescent spectrometer. Our Pending patent reduce these instruments records systems' maintainence, have long time in actual usage, directly input to computer, convenient to use software to calculate, and have low cost to produce it. When Our pending patented instruments are manufactured We are going to render sample analysis service. Though usually the ordinary labs have their own analytical instruments to analyse samples, we have our samples' analysis service available for the convenience of our customers to use our pending patent instruments to analyse samples.

(b) The Chunmela Company buys parts and meters, other raw materials to manufacture the pending Patent the 360° All Around Turn X-ray Diffractometer, and the pending patent The Usage of Computer Monitor plate Record systems in Analytical Instruments, including: ultraviolet spectrometer, Infra light spectrometer, visible light spectrometer, and fluoescent spectrometer. The service of sample analysis uses our manufactured The 360° All Around Turn X-ray Diffractometer, and the Usage of computer Monitor plate Record systems in Analytical Instruments, which ~~are~~ include: ultraviolet spectrometer, Infra light spectrometer, visible light spectrometer.

and fluoescent spectrometer. The Chunmela Company is going to buy the print machines to print the books and periodicals, and sell to bookstores. In May, 2011 The Chunmela Company is going to install the working prototype of the pending patent The 360° All Around Turn X-ray Diffractometer, and make experiments on this machine. In June, 2011 the book is going to be published, and The Chunmela Company is going to be on line publicly. In July, 2011 the service of sample analysis is available to public. The 360° All Around Turn X-ray Diffractometer meets the FCC regulations, meets the industrial standards. The sample analysis meets the American Society for Testing and Materials standards. In September, 2011 the pending patented The 360° All Around Turn X-ray Diffractometer is available for public sale of the machine. In February, 2012 the pending patented The Usage of Computer Monitor plate Record systems in Analytical Instrumets, which include: ultraviolet spectrometer, Infra light spectrometer, Visible light spectrometer, and fluoescent spectrometer are available for public sales of the machines. The sample analysis service using these instruments are available to public. All these instruments' machines meet FCC regulations, meet industrial standards. The service of sample analysis using these instruments machines meet American Society for Testing and Materials.

The completion of development of the pending patent "The 360° All Around Turn X-ray Diffractometer" requirs The Chunmela Company to spend $ 940.00 on it. This is an estimated number. The actul number may go higher or lower than this. There is no dependence on limited supply of raw materials, no existing supply contracts.

(c). The X-ray diffractometer manufactering industry provides the X-ray diffractometers to the labs that analyze crystals structures and contents. These labs are the government labs, the University labs, the metal industrial labs, the pharmaceutial industrial labs, the mineral industrial labs. The Chunmela Company manufacture the pending patent "The 360° All Around turn X-ray Diffractometer" and sell this machine to these labs. The Chunmela Company have the service of sample crystal structure and content determination to these labs. The book published by the Chunmela Company is for the scientists, researchers, professionals, and graduates, Also the libraries. The Chunmela Company manufacture the pending patent "The Usage of The computer Monitor plate Record systems in Analytical Instruments", which include: ultraviolet spectrometer, Infra light spectrometer, visible light spectrometer, and fluoescent spectrometer, and sell these machines to these labs. The Chunmela Company have the service of sample analysis to these labs.

The Chunmela Company competes in the X-ray diffractometer manufacturing industry, and the sample analysis industry in USA and world widely. The competition is based on prices and features. The pending patent "The 360° All Around Turn X-ray Diffractometer" manufactured by The Chunmela Company is able to determine the samples of single crystals, powders, macromolecules that analyzed by small angle X-ray deflections, and the liquids melts' crystal structure and content in one machine. The price of the pending patent "The 360° All Around Turn X-ray Diffractometer" machine is about $79,000. If necessary the price is lower. The traditional single crystal X-ray diffractometer analyzes single crystals, and the price is about $81,000. The traditional powder X-ray diffractometer analyzes powders, and the price is about $81,000. The traditional small angle X-ray diffractometer analyzes the macromolecules that analyzed by small angle X-ray reflections, and the price is about $81,000. One kind of traditional X-ray diffractometer could not analyze another kind of sample crystals. The Chunmela Company sample analysis service has the price range from $40.00 to $3,000.00. The service prices are comparable to other lab's sample analysis prices. The Bruker Company manufactures the traditional X-ray diffractometers. They must use various kinds of X-ray diffractometers to analyze various kinds of samples, and pay the total price about $243,000. We manufacture the pending patent "The 360° All Around Turn X-ray Diffractometer" that is able to determine all these kinds of samples, and the price is about $79,000. The Bruker Corporation XRD products sales in 2009 is about $420,000,000. From its annual report, the corporation has subsidiary world wide. But their products are traditional. The prices are high. The Chunmela Company manufactures the pending patent "The 360° All Around Turn X-ray Diffractometer" machine is a powerful X-ray diffractometer. This machine is able to determine all these kinds samples crystal structure and content, and the price is low. The Chunmela Company is able to compete with other companies in X-ray diffractometer manufacturing industry, and has large market share. The Chunmela Company publishes the book based on the experiments in The Chunmela Company that is not available to other companies. The book has growing sales. The Chunmela Company manufacture the pending patent "The Usage of Computer Moniter plate Record systems in Analytical Instruments", which includes: Ultraviolet spectrometer, Infra light spectrometer, visible light spectrometer, and fluoescent spectrometer. Our instruments prices are low and are able to compete with other companies, and have large market shares.

(d) The Chunmela Company uses telemarketing, sends e-mails to government's labs, university labs, industry labs. The sales representatives contacts the customers, to arrange the orders. The customer service representatives gives the answers to customer questions. The Chunmela company make advertisements in professional periodicals, and professional meetings. The sales representatives deliver the X-ray diffractometer, and install the machine to make sure the machine meets the customer requirements. Within our machines warranty's time, the customer service technicians trouble shooting the problems for free. Outside our warranty's time, there is a service fee. There is no existing sales contracts.

(f) At present time there are two employees of the Chunmela Company. We anticipates to have 17 employees in the next 12 months. There will be various numbers of temperary workers to work for The Chunmela Company in different periods to meet the customer orders. There is no collective bargaining at this time. There is no dispute between employees. Depends on the sales income, if there is net income, The Chunmela company will give promotions, or bonus, to the employees.

(g) The Chunmela Company has the exclusive rights to use, manufacture, and sell the pending patent "The 360° All Around Turn X-ray Diffractometer", and the pending patent "The Usage of The Computer monitor plate Record systems in Analytical Instruments." The Chunmela Company has the copy rights of one book in preparation.

(h) The Chunmela Company's operation largely depends on the exclusive rights to use, manufacture, and sell the pending patent "The 360° All Around Turn X-ray Diffractometer" and the pending patent "The Usage of The Computer monitor plate Record Systems in Analytical Instruments." The copy rights of one book in preparation. The Chunmela Company has the contract with these pending patents owners. We are going to renew the contract when the limit time of 10 years approaches. There is no expenses for the research and development up until this time by The Chunmela Company. There is no any receipts present to reimburse. When The Chummela Company has sales and net income the necessary expenses are to be paid off. Estimates about $2,000. If The Chummela Company liquidates these expenses about $2,000 is to be paid after any outstanding stocks to be paid off, if there is any properties left.

including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $________ Not applicable
(a recent date)

As of ____/____/____ $________ Not applicable
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

(i) The Chunmela Company manufacture the pending patent "The 360° All Around Turn X-ray Diffractometer." The X-ray tube contained within the metal box. The radiation does not go outside the metal box. Outside the box the radiation dosage < 0.5 r. meets FCC regulations, and industrial Standards. As the Company follows the government regulations, the effects of government regulations are minimal.

(j)

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. Not applicable.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).
Not applicable.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)			
(2)			
(3)			
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Not applicable.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered. Not applicable

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.) Not applicable

   Total $__________ ($__________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
   Not applicable

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = __________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $ 0 ($ 0 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
   Not applicable

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) Not applicable.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 10.8 %
   If the minimum is sold: ____ %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
   Not applicable

   If the maximum is sold: ____ *
   If the minimum is sold: ____ *

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: __________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $____. Not applicable

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$	$ 21,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting		6,300
Copying & Advertising		
Other (Specify):		
Net Proceeds from Offering		14,700
Use of Net Proceeds		
raw materials		2,000
equipments	$	$ 3,000
rents		2,000
	$	$
Total Use of Net Proceeds		7,000
	$	$ 7,700
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. To buy raw materials, metals. To buy equipments, tubes. To pay rents.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

9. note: The proceeds has $7,700 unused. They are going to be used to pay product insurance fee. Marketing or advertisement fee. To buy print machines.

11. The Chunmela Company makes this offering. With the net proceeds income and sales income, it estimates the cash flow shortage problems is to be reduced. The Chunmela Company has no debts, no unpaid trade payable, no unsatisfied judgments, liens or settlement obligations.

12. The proceeds from this offering supply the cash flow for The Chanmela Company until February, 2012. In order to manufacture the pending patented "The Usage of The Computer Monitor plate Record System In Analytical Instruments", The Chunmela Company is going to issue stocks in February, 2012. No other additional funds is to be raised.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. Not applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.
Not applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.
Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:
Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of: 4/4/ (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate __%)	$ 0	$	$
Long-term debt (average interest rate __%)	$ 0	$	$
Total debt	$	$	$
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
preferred Stocks	$ 0	$	$ 203,160
	$	$	$
	$	$	$
Common stock — par or stated value	$ 0	$	$ 23,000
Additional paid in capital	$ 0	$	$
Retained earnings (deficit)	$ 0	$	$
Total stockholders equity (deficit)	$ 0	$	$ 226,160
Total Capitalization	$ 0	$	$ 230,000
	$	$	$

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
51,750	207,000	$ 4
		$
		$

Number of common shares authorized: 5,750 shares. Par or stated value per share, if any: $ 4

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

Note: $3,840 Preferred Stocks are not distributed to stock holders, and is not publicly sold. They are to be used to pay rents, and expenses.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

  [X] Common Stock
  [X] Preferred or Preference Stock
  [ ] Notes or Debentures
  [ ] Units of two or more types of securities composed of: ______
  [ ] Other: ______

15. These securities have:

Yes	No	
[X]	[ ]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[X]	[ ]	Preference as to dividends or interest
[X]	[ ]	Preference upon liquidation
[ ]	[ ]	Other special rights or preferences (specify): The common stocksholders have the same percentage common stocks at each issuing.

Explain:

16. Are the securities convertible? [ ] Yes [X] No
  If so, state conversion price or formula.
  Date when conversion becomes effective: ___/___/___ Not applicable
  Date when conversion expires: ___/___/___ Not applicable

17. (a) If securities are notes or other types of debt securities: Not applicable

  (1) What is the interest rate? ______%
  If interest rate is variable or multiple rates, describe: Not applicable

  (2) What is the maturity date? ___/___/___ Not applicable
  If serial maturity dates, describe: ______

  (3) Is there a mandatory sinking fund? [ ] Yes [ ] No
  Describe: Not applicable.

  (4) Is there a trust indenture? Not applicable. [ ] Yes [ ] No
  Name, address and telephone number of Trustee

  (5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
  Describe, including redemption prices: Not applicable.

  (6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: Not applicable

  (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

  How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______ Not applicable.

  How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ Not applicable

  How much indebtedness is junior (subordinated) to the securities? $ Not applicable.

  (b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable.

	Last Fiscal Year		
	Actual	Pro Forma Minimum	Maximum
"Earnings" / "Fixed Charges" =	Not applicable		
If no earnings show "Fixed Charges" only	Not applicable		

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Yes.

    Are unpaid dividends cumulative? [X] Yes [ ] No
    Are securities callable? [ ] Yes [X] No
    Explain:

    Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: Not applicable

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name:	Not applicable	Name:	Not applicable
Address:		Address:	
Telephone No.:	( )	Telephone No.:	( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Not applicable.

Name:		Name:	
Address:		Address:	
Telephone No.:	( )	Telephone No.:	( )

22. Other than 30% cash payment for commission, if there is jobs available, and the underwriter has the candidates available, they are going to have theemployments before others. The possible works are: Associate director of manufactering in Charge of one machine production. The Chunmela Company is responsible for the Company's action. The Underwriter and selling agents are responsible for their actionsunder sequrity law.

23. The Chunmela Company pay the Underwriters commission to sell the stocks, pay the finders to make the arrangement to have the contract with Underwriter and sell Stocks.

40(c) The Chunmela Company signed contract with William Cheun. See exibit.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:
Not applicable
Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
Not applicable
(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Not applicable
Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No
Not applicable

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:
Not applicable

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:
Not applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: Not applicable

Name: ______ Age: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Restaurents, workers. to clean dishes.
Education (degrees, schools, and dates):
Master of Sciences, University of Cincinnati, 1997.
Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: Chairman Board of Trustee, Director of Research, Associate Director of operation.

Name: William Cheun Age: 47

Office Street Address: Telephone No.: (302) 222-2413
224 Sussex Avenue Newark, NJ 07103.
Room 2U

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Restaurents, worker. to clean dishes.
Education (degrees, schools, and dates):
Master of Sciences degree, University of Cincinnati, 1997.
Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:
Full time.

31. Chief Financial Officer: Title: Not applicable.

Name: ______ Age: ______

Office Street Address: ______ Telephone No.: ( ) ______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: Bobby Perry Age: 57

Title: President

Office Street Address: 118 Hudson Street, Newark, NJ 07103 Telephone No.: (862) 236-9252

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Half time

(B) Name: ~~Not applicable~~ Eric Coe Age: ______

Title: Associate Director of manufactering.

Office Street Address: 224 Sussex Avenue Room 209, Newark, NJ 07103 Telephone No.: (862) 600-7386

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: Half time

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Not applicable Age: ______

Title: ______

Office Street Address: Telephone No.: ( ) ______

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: Not applicable Age: ______

Title: ______

Office Street Address: Telephone No.: ( ) ______

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: Not applicable Age: ______

Title: ______

Office Street Address: Telephone No.: ( ) ______

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not applicable

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Not applicable.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Not applicable					

Office Street Address:

____

Telephone No. ( )____-________

Principal occupation: __________

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 0 shares (0 % of total outstanding)
After offering: a) Assuming minimum securities sold: ______ shares (_____ % of total outstanding)
b) Assuming maximum securities sold: 48,875 shares (85 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. Not applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$	$
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:	Not applicable	
Others:		
Total:	$	$
Directors as a group (number of persons __)	$	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
Not applicable

(c) If any employment agreements exist or are contemplated, describe:

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: Not applicable shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. Board of Directors decide the stocks issuing, when necessary, shareholders vote on majority.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:
The Chunmela Company has Contract With William Cheon. see exibit.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.
Not applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    Name of Tax Advisor: Not applicable
    Address: ____________
    Telephone No. ( )___-_______

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

No.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    Not applicable

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    Not applicable

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: No %. What is the anticipated gross margin for next year of operations? Approximately No %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    Not applicable

50. Foreign sales as a percent of total sales for last fiscal year: No %. Domestic government sales as a percent of total domestic sales for last fiscal year: No %. Explain the nature of these sales, including any anticipated changes:

    Not applicable

Financial Statement

Balance Sheet

As of 04/02/2011

Assets	$
Current Assets	
cash and cash equivalent	0
inventories	0
Accounts receivable	0
prepaid expenses	0
	0
Liabilities	
Accounts payable	0
finacial liabilities (such as bonds)	0
tax	0
	0
Equity	
stock shares number	0
par value	0
balance	0

prepared by William Cheun
04/02/2011

Income Statement

year 2011

	0
Revenue	0
cost of sales	0
Gross profit	0
expense	0
operating profit	0
Gains from disposal fixed asset	0
Insteret expense	0
profit before tax	0
Income tax expense	0
profit for the year	0

Statement of retained earnings

year 2011

income	0
owner's investment	0
dividends	0
owner's withdrawal of capital	0
	0

prepared by William Cheun

04/02/2011

* * * * * * * * * * * *

OFFERING CIRCULAR MODEL B.

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer;

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;

(c) Date of the offering circular;

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);

(e) The statement required by Rule 253;

(f) The table(s) required by Item 2;

(g) The name of the underwriter or underwriters;

(h) Any materials required by the law of any state in which the securities are to be offered;

(i) If applicable, identify material risks in connection with the purchase of the securities; and

(j) Approximate date of commencement of proposed sale to the public.

Instruction:

Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	________	________	________
Total	________	________	________

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	________	________	________
Total Maximum	________	________	________

Instructions

1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Item 4. Plan of Distribution

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

Instruction:

Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Instructions:

1. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.

3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.

4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.

6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in

business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

(iv) The number of persons employed by the issuer, indicating the number employed full time.

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

Instruction:

What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

(1) directors;

(2) persons nominated to chosen to become directors;

(3) executive officers;

(4) persons chosen to become executive officers;

(5) significant employees.

Instructions:

1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.

2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

Instruction:

The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identity of group	Capacities in remuneration was received	Aggregate remuneration

Instructions:

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

Item 10. Security Ownership of Management and Certain Securityholders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

(2) all officers and directors as a group;

(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class

Instruction:

Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

Name of holder	Title and amount securities called for by options, warrants or rights	Exercise price	Date of Exercise

Instruction:

Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1) Any director or officer of the issuer;

(2) Any nominee for election as a director;

(3) Any principal securityholder named in answer to Item 10(a);

(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer;

(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

Instructions:

1. No information need be given in answer to this item as to any transaction where:

   (a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

   (b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

   (c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

   (d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

(a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

(b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

(b) If debt securities are being offered, outline briefly the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

Instruction:

In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities called for by such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) Pro Forma Financial Information.

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III—EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement*—Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws*—The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders*—

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement*—The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement*—Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Not applicable
(Underwriter)

By Not applicable

Date __/__/__

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on 04/05, 2011.

(Issuer) The Chunmela Company

By (Signature and Title) William Cheun (signature) Chairman, Director, Associate Director.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Bobby Perry (signature)
(Title) President
(Selling security holder) ____________
(Date) ____________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

Exibits Index

Exibit 1 The Chunmela Company Bylaw.

Exibit 2. The Chunmela Company Board of Directors Resolutions

Exibit 3. Contracts.

Exibit 4. Speciman of stock.

Exibit 5. NJ State Bussiness Registration Certificate

Exibit 1.

The Chunmela® Company By-Laws

The Chunmela® Company dedicates to do Research in X-ray diffraction, Crystal Structure determination, and in pharmaceutical, medicine research. The Company has the exclusive rights to use, manufacture, and sell ~~the~~ patented The 360° All Around Turn X-ray Diffractometer, except the Chinese main continent and Taiwan market, which will be handled by a chinesen main continent company. The Chunmela® Company markets laboratory experiment technology, and publish the research experiments in the ~~company~~ laboratory.

The Chunmela Company issues common stocks and preferred stocks. The common stocks has the voting rights. The preferred stocks has the rights to get the dividends before other stocks to get the dividends. The dividend rate is 14% yearly. The dividends is cumulative. If The Chunmela Company liquidates the preferred stocks are to be paid before other stocks are paid. Each time The Chunmela Company issues stocks, the company gives common stocks, preferred stocks to the trustee members, the directors, the officers, and the important persons. The percentage is the same as initial offering. About 10% preferred stocks go to public sales. The Board of Directors decide the time and number of issuing stocks. If the shareholders want to iniate an issuing stocks, they must be vote on majority. Each share of common stock is $4.00. Each share of preferred stock is $4.00.

As stock holder, you are the company property owner, and has no liability to the company.

If the company liquidates, the company is going to be on auction sale.

All the company personnel are liable to their work performance. The management chairman, Director, President, Officer, are liable to their management directions.

All aspects of the Company are regulated by the laws.

Summary of The Chunmela Company bylaw.
gives the preferred stocks holders the rights:
to be paid in dividends before other stocks paid.
if the dividends is not paid, they are cumulative.
if the company liquidates, the preferred stocks
are to be paid before other stocks are paid.
Each time isuing stocks, The Chunmela Company
gives the common stocks, the preferred stocks
to the trustee members, directors, officer, and
relavant persons. The percentage is same as in
this initial offering. About 10% preferred stocks
go to public sale.

Exibit 2-1 The Chunmela Company

The Chunmela Company Board of Directors Resolution

The Chunmela Company fully accept the contract which was signed by William Cheun and Bobby Berry on 08/03/2009. The Chunmela Company is going to put the contract in real action. The period is 10 years.

Board of Directors members

Chairman of Trustee William Cheun
Director of Research William Cheun

Atten Meeting and Vote		Vote	Signature
Chairman Board of Trustee	William Cheun	Yes	William Cheun
Director of Research	William Cheun	Yes	William Cheun

04/02/2011

Exibit 2-2 The Chunmela Company

The Chunmela Company Board of Directors Resolution

The Chunmela Company makes amendments to The Chunmela Company bylaw. The amended bylaw is in effective from ~~this~~ date.

Board of Directors Member

Chairman Board of Trustee	William Cheun
Director of Research	William Cheun

Attend meeting and Vote

		Vote	signature
Chairman Board of Trustee	William Cheun	Yes	[signature]
Director of Research	William Cheun	Yes	[signature]

04/02/2011

Exibit 2-3 The Chunmela Company

The Chunmela Company Board of Directors' Resolution.

The Pending Patent owners of "The 360° All Around Turn X-ray Diffractometer," and the pending patent owners of "The Usage of Computer Monitor Plate Record Systems in Analytical Instruments" do not give the rights to The Chunmela Company to sale the exclusive rights to use, manufacture, and sale these patents. The Chunmela Company does not have the rights to sale the above said patents to any other person, any other company in any amount, in any manner to use, manufacture, and sale these patents. The Chunmela Company issue and sale stocks, or other securities, but does not give the rights to the stocks', or any other security's, owners the rights to use, manufacture, and sale these patents in any manner, any number, any percentage. Any purchaser of The Chunmela Company's any stock, or security, does not have the right to use, manufacture, and sale these patents. Wihout these patents owners' written permission, any person are liable to use, manufacture, or sale these patents in any manner, in any percentage. If The Chunmela Company liquidates, only under US Court's order the Chunmela Company's exclusive rights to use, manufacture, and sale these patents may be changed. The change, or auction to sale, period is 10 years. After 10 years the owners of these patents has the exclusive rights to use, manufacture, and sale these patents. The effective date is 04/02/2011.

Board of Directors' members

Chairman Board of Trustee William Cheun

Director of Research William Cheun

Attend meeting and Vote

		Vote	Signature
Chairman Board of Trustee	William Cheun.	Yes	William [signature]
Director of Research	William Cheun	Yes	William [signature]

04/02/2011

Exhibit 2-4

The Chunmela Company

The Chunmela Company Board of Directors

Resolution.

The Chunmela Company does not sell Any copyrights of the company's books or software. Any purchaser of the Chunmela Company's stocks, or other security, does not have the right to manufacture and sell the Chunmela Company's copyrighted books and software, in any manner, in any number, in any percentage. Without written permission from the Chunmela Company Board of Directors, any person are liable to manufacture and sell The Chunmela Company copyrights protected books and software. If The Chunmela Company liquidates, only under US court order, the company's copyrights are to be on auction sale.

Board of Director's members

Chairman Board of Trustee William Cheun
Director of Research William Cheun

Atten meeting and Vote		Vote	signature
Chairman Board of Trustee	William cheun	Yes.	William Cheun
Director of Research	William Cheun	Yes	William Cheun

04/02/2011

Contract

~~Appendix~~
Exibit 3-1

William Cheun has the USA Patent of The 360° All Around Turn X-ray Diffractometer. He gives the exclusive rights to use, manufacture, and sell the patented 360° All Around Turn X-ray Diffractometer except Chinese main Continent and Taiwan market, to the Chunmela® Company. The Chinese main Continent and Taiwan market will be handled by a chinese main continent company. The Chunmela® Company gives 70% Common Stocks that have the rights to vote to William Cheun. He is the Chairman of Board of Trustee, and Director of Research. If the Company can not be established, the Company and William Cheun owes nothing to each other; William Cheun has exclusive rights of the patent.

William Cheun [signature]
The Chunmela® company
08/03/2009

[signature: William Cheun]
William Cheun
08/03/2009

Exibit 3-B2 Contract

William Cheun has the patent "The Usage of
Computer Moniter plate Record System In
Analytical Instruments." and the copyright of a
book in preparation. He gives the copyright to
The Chunmela Company. He gives the exclusive rights
to use, manufacture, and sell the patent "The Usage
of Computer Moniter plate Record System In
Analytical Instruments" to The Chunmela Company.
The Chunmela Company gives 70% preferred Stocks
to William Cheun, gives 15% preferred Stocks to
Bobby Perry, and 2.7% preferred Stocks to
Zugan Li. The above patent does not include Chinese
main continent market and Taiwan market. The
time period is 10 years.

The Chunmela Company
William cheun *(signature)*
chairman Board of Trustee.
Director of Research
Associate director of operation.
Bobby Perry *(signature)*
President

William cheun
(signature)
04/02/2011

Transaction: purchaser name ______ Tel No. ______ email ______

~~Address~~: street ______. City ______. State ______ Country ______ Zipcode ______

Stock type ______ No. (shares) ______. par value ($/share) 4.

Total price ______.

The Chunmela Company Stocks NO. CS00000001

~~Owner~~ purchaser name ______ Tel No. ______ email ______

~~Address~~: street ______ City ______ State ______ Zip code ______

Country ______

Stocks type ______. No. (shares) ______ par value ($/share) 4

Total price ______.

Notice: 1. The common stocks have the voting rights. The prefered stocks have no voting rights. The prefered stocks have ~~the~~ rights to have share dividends before other stocks. Upon liquidation the prefered stocks have the rights to be fulfilled before other stocks.

2. The stocks owner do not have the rights to use, manufacture, or sell in any manner, in any percentage The Chunmela Company's patents, pending patents, patents' contracts, copy rights, and copy rights contracts. If any stocks' owners violate, they are liable.

3. Any transactions must send ~~this~~ a copy to The Chunmela Company to get share dividends through mail or email.

Exibit 4

Exibit 5.


NJ
New Jersey Business Gateway Services

STATE OF NEW JERSEY
BUSINESS REGISTRATION CERTIFICATE

Taxpayer Name:	THE CHUNMELA COMPANY
Trade Name:	
Address:	224 SUSSEX AVENUE NEWARK, NJ 07103
Certificate Number:	1626347
Effective Date:	March 18, 2011
Date of Issuance:	April 04, 2011

For Office Use Only:

20110404094851500